UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2017

XTI Aircraft Company
(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00007

Delaware	37-1589087
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)

7395 S. Peoria St., Suite 206
Englewood, CO	80112
(Address of principal executive offices)	(Zip Code)

(303) 503-5660
Registrant’s telephone number, including area code

Common Stock, par value $0.001 per share
(Title of each class of securities issued pursuant to Regulation A)

TABLE OF CONTENTS

DESCRIPTION OF BUSINESS	- 1 -

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	- 9 -

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES	- 13 -

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	- 16 -

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	- 17 -

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2017 AND DECEMBER 31, 2016	- 19 -

In this Annual Report, references to “XTI,” “we,” “us,” “our,” or the “company” mean XTI Aircraft Company.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ii

DESCRIPTION OF BUSINESS

Background

XTI is an early-stage aircraft manufacturer that is creating a revolutionary solution for the business aviation industry. Based in Denver, Colorado, the company’s mission is to develop innovative solutions to universal business aviation problems by enabling true point-to-point air travel over long distances.

Almost 84% of organizations that use business aircraft identify reducing total trip times or reaching remote locations not served by scheduled airlines as primary reasons for using business aircraft – both dominant features of the TriFan 600.

Our vertical takeoff airplane has unique advantages over existing private airplanes which still require time-consuming trips to and from a limited number of airports, and over helicopters which fly at much slower speeds, significantly shorter distances, and in less comfort than typical business jets. We are rethinking how people travel by developing an aircraft that combines a helicopter’s ability to take off and land from almost anywhere, with the speed and range of a private jet. The TriFan 600 will offer true point-to-point travel over longer distances – greatly reducing total travel time by departing from or arriving into locations that are much closer to the customer’s point of departure and/or destination, including remote locations – almost eliminating time spent driving to and from an airport, with the potential of adding back hours to those whose time is valued by the number of meetings or destinations they can reach in a single day.

TriFan 600

The latest aircraft technology and materials have become available commercially and have advanced tremendously over the past 55 years, including advances in turboshaft engines, which make them lighter, more powerful, more reliable, and more fuel efficient, as well as advanced composite structures making aircraft lighter, and digital computer technology which greatly improves controllability. These advances, combined with the TriFan’s unique hybrid-electric propulsion system, which takes full advantage of advances in battery and electric motor technologies, and the 21st century innovation of XTI, have resulted in a fixed- wing ducted fan VTOL aircraft that the Company believes will be fully functional and practical, with competitive speed, range, and comfort for a pilot plus five passengers, and a substantial payload capability.

In designing the TriFan 600, we identified certain goals and guidelines for the performance and capabilities for the airplane, including:

•	Begin with a proven fixed-wing airplane configuration (not a rotorcraft platform), and develop ducted fan technology for vertical take-off and landing, because: (a) ducted fans are safer and more compact than helicopter rotors, (b) the aircraft will be able to achieve the speed, range, comfort, and the other advantages of a fixed-wing aircraft; and (c) fixed-wing aircraft are safer and easier to operate than conventional rotorcraft.

•	Use currently available components to create a hybrid-electric drive system that will result in business aircraft performance, low procurement cost, low operating cost.

•	Create a sleek luxury aircraft which will seat six people, cruise at 350 miles per hour, and will have a range competitive with light turboprop fixed -wing business aircraft on one tank of fuel, and will out-perform any helicopter over distance.

•	Minimize downwash from the fans so the aircraft can land and take off from existing helipads and driveways, and other paved surfaces.

•	Design the aircraft with sufficient redundancy in the critical components to maximize safety and increase the likelihood of securing FAA certification.

•	Incorporate the most advanced technology and materials available, including fly-by-wire, all-composite carbon-fiber airframe, computer-assisted take-off and landing, and the most advanced state- of-the-art pilot- friendly safety technologies available to maximize safety and to provide the ultimate flying experience for the pilot and passengers.

•	Design the aircraft to achieve maximum balance, control, and safety during vertical takeoff and landing and during transition to and from VTOL, through the basic location and configuration of the lifting fans and by advanced computer- assisted avionics.

•	Design the aircraft’s exterior and interior to be physically/aesthetically attractive and to provide maximum comfort, luxury and convenience to the passengers.

As a result of the advances in materials, computers, engines, batteries and other technologies over the past few decades, combined with our innovative team, we accomplished all of the above objectives in the conceptual design of the TriFan 600 and are now advancing these objectives in preliminary design engineering.

Engineering and Development to Date

XTI expects that the TriFan 600 will be a fully certified, high performance, civilian fixed-wing vertical takeoff airplane. We completed initial configuration and engineering analysis for the TriFan 600 in April 2014, and are currently engaged in preliminary design, including computational fluid dynamics analysis; however, progress here has been affected by constraints on our resources. In the first quarter of 2017, we revised the propulsion system to become a hybrid-electric aircraft, with one smaller turbine engine combined with three generators, two electric motors in each of the three fans and battery power packs which will be charged by the turbine engine. We expect that these development efforts will result in the creation of a flying, 60% scale proof of concept aircraft which we expect to fly by the end of 2018. We intend to fly a full scale proof of concept aircraft within two years of raising the first $25 million from the sale of securities. Following the full scale proof of concept, XTI will seek certification with the Federal Aviation Administration (“FAA”), which we expect will take an additional 4-5 years to complete. If the company is able to secure FAA certification of the TriFan 600 and completion of all phases up to and including commercial production, we believe that this aircraft will be the first civil, FAA-certified vertical takeoff airplane in aviation history.

Management

XTI is guided by a leadership team with decades of experience, a deep well of expertise in fixed wing and vertical takeoff and landing aircraft, and a successful track record of bringing new aircraft to market. XTI has assembled a management team that includes aviation industry executives and professionals with decades of experience from the largest fixed wing and rotary wing aircraft companies in the world. Charlie Johnson, former president and COO of Cessna Aircraft Company, is an active outside director of the company. David Brody, former CEO and Chairman of AVX Aircraft Company, is Chairman of the board, president and secretary, and the founder of XTI. Robert LaBelle, former CEO of AgustaWestland North America, is CEO and a director of the company

The company believes that this management team knows what is required to finance, design, certify and launch a program of this magnitude. This management team brings to XTI decades of sound management experience developing and executing strategic business and aircraft development plans, and technical and financial expertise, in enterprises of various scales in both helicopter and airplane markets. In their roles at Cessna, AVX, AgustaWestland, and other companies over the past 30 years, they have each designed, led and championed several new aircraft concepts and programs. Mr. LaBelle and Mr. Johnson have managed and overseen over 25 FAA certifications during their careers at AgustaWestland and Cessna.

Technology

XTI is not developing new technology; rather, the TriFan 600 is an evolution in the application of existing technology. Our proprietary patented design and configuration primarily utilizes advanced technologies, components and systems which are widely in use throughout the civil aviation industry today. As a result, most of the underlying technology is well established and understood, which we expect will reduce the risk associated with manufacturing and certifying the TriFan 600.

Over 50 years ago, the US military funded the development of vertical takeoff and landing airplanes using rotating, ducted fans, much like the TriFan 600. These included the Bell X-22 and the Doak VZ-4, which had fixed wings. Both of these planes were capable of taking off vertically, transitioning to forward flight, and then transitioning to a hover before landing vertically. However, neither of these aircraft went into commercial production because the technology available at the time limited the performance capabilities of the aircraft, making them economically unviable and difficult to operate.

Over the past 50 years, aircraft technologies and materials have advanced significantly. Current engines are dramatically lighter, more fuel-efficient, and provide greater power performance than prior versions. Composite materials are available that allow aircraft structures to be much lighter and stronger than previously. And finally, advances in software technology allow airplanes to be controlled largely by computers, increasing controllability, reliability, and safety. All of these advanced technologies are widely used in today’s civil aviation market. By combining these technologies with our patented proprietary design in a unique and revolutionary configuration, we believe the TriFan 600 will be a commercially successful product for the business aviation market. In other words, the technology of today has caught up with the long-held idea or concept of a vertical takeoff airplane.

The Market

The business aviation market is a global market that focuses on high net worth individuals and companies as its primary customer base. These users place a significant premium on the value of their time and have demonstrated a willingness to pay for the time-saving features that private aviation can deliver. By avoiding long security lines at commercial airports and eliminating the need to arrive at least one hour prior to departure, often combined with the ability to utilize airports or landing strips that are closer to their ultimate destination, private aircraft users are able to dramatically reduce the total time of a trip. Business aircraft also offer individuals the flexibility to determine their own schedule and travel itinerary.

As a result of these time saving and convenience factors, high net worth individuals and businesses purchased an estimated 6,125 aircraft between 2004 and 2013, valued at over $161 billion according to JetNet iQ. This represents an average annual aircraft volume for light, medium and large private aircraft of approximately 612 aircraft deliveries and an annual market value of over $16 billion. JetNet iQ forecasted that this market will grow by roughly 3%-4% per year over the next twenty years.

XTI attended the National Business Aviation Association (“NBAA”) trade show in October 2017, and the Ft. Lauderdale International Boat Show in November 2017. As a result of those and other efforts, XTI has executed aircraft order agreements and taken deposits for the delivery of 58 aircraft. These existing aircraft orders represent roughly $380 million of future revenue potential and validate the demand for this revolutionary aircraft.

Total addressable market

We expect that existing owners of business aircraft will be the primary customer for the TriFan 600. While some individuals and businesses that do not currently own an aircraft will be interested in a TriFan 600, we have excluded these new owners from our analysis of the addressable market for conservatism. Among existing owners, a significant number own both airplanes and helicopters. We will focus our initial efforts on these dual owners because they have demonstrated a demand for both vertical lift capabilities and for the speed, range and comfort of a business jet. Because of the way aircraft are generally owned or titled, the number of aircraft owned by dual owners is not readily available at this time.

As reflected in the table below, there are currently over 61,000 business airplanes and helicopters in operation worldwide. North America accounts for more than half of the total existing market and annual aircraft deliveries in the world.

Region	All Jets & Turboprops	Helicopters	Total Aircraft
North America	20,955	12,224	33,179
Rest of World	11,179	16,785	27,964
Total	32,134	29,009	61,143

Source: AvData, Inc. by ARGUS International, 2014

TriFan 600 addresses primary market driver of reducing total trip time

The industry’s leading trade organization, NBAA, often reports that decisions to utilize business aviation depend on a variety of factors, including the unavailability of commercial airline service, both at the site of origin and travel destinations; the number of sites to be visited in a single day; the requirement to move vital assets rapidly; and a host of other considerations focused on traveler time savings.(1) As illustrated in the table below, reducing total transportation time amounts to 84% of reasons for why business aircraft are used. Surveys conducted by other industry sources, such as Business Jet Traveler magazine, have similarly reported that the two most important reasons readers cite for why they choose to fly privately are to save time, and for service to destinations not served by airlines.

1 Source: 2014 NBAA Business Aviation Fact Book.

	Related to
Primary Reason for Use of Business Aircraft	Saving Time?	Other	% of Total
Support schedules not met with scheduled airlines	X		64%
Reach locations scheduled airlines do not serve	X		19%
Make connections with scheduled airline flights	X		1%
Industrial or personal security reasons		X	6%
Other		X	10%
Total	84%	16%	100%

Source: 2014 NBAA Business Aviation Fact Book.

No traditional airplane or helicopter can fully serve the needs of executive travelers, because neither of them alone or in combination can fly its passengers directly from point A to point B with the same speed, range or operational flexibility as the TriFan 600. With TriFan 600, executive travelers will have the ability to bypass highways and runways, lifting up from any helipad or helipad-sized paved surface, and proceeding directly to their destination, they could potentially save hundreds of hours a year, achieve more, and avoid missing what’s important.

The TriFan 600 will help individuals and business executives reduce total travel time dramatically. The figure below shows how the TriFan 600 can save an executive nearly half his or her total trip time for a 500 nautical mile trip, even compared to a business jet, because of the TriFan 600’s ability to reduce or eliminate time wasted traveling to and from airports. We chose a 500 nautical mile trip as the comparison point because the average trip length for most flights in private aircraft is less than this distance, even if the aircraft is capable of going further without the need to stop to refuel.

Sample flight illustrating how TriFan 600 enables shorter trip times

Based on the company’s estimates, TriFan 600 will be able to deliver these impressive time savings while still being able to accomplish the vast majority of flight plans flown with private aviation. The table below shows the average flight length flown in private aircraft by class of aircraft. This data was provided by ARGUS International. This clearly illustrates that the TriFan 600 can provide the range capability that most users of private aviation require. While the TriFan 600 won’t be able to accomplish all missions conducted with private aviation, we believe that our ability to cover most requirements while also improving the convenience and time savings of customers will allow us to capture a meaningful share of the existing market of over 60,000 business aircraft.

Aircraft Type	Average Trip Length (Nautical Miles)
Mid-Sized Jet	538
Light Jet	401
Turboprop	259
Turbine Helicopter	72
Piston Helicopter	52
XTI TriFan 600 Range	825

Tri-Fan is priced competitively with what business aircraft owners are paying

Currently, the only way for individuals using business aircraft to get from one place to another in a shorter period of time is by flying in a faster aircraft. Generally, the larger the size of the aircraft, the faster it can travel, and the more expensive the aircraft. Business jet owners consistently pay millions of dollars more for increased speed (among other features). However, as shown in the figure above, more speed does not always equal more time. True time savings can only be achieved by taking off vertically like a helicopter, cruising at altitudes and speeds of airplanes, and landing vertically near a final destination.

The TriFan 600 design combines the best aspects of each platform (airplane and helicopter), enabling what the company believes will be a dramatic reduction in total trip time, at a price point that is competitive to market prices. Purchase prices for aircraft in this market can range up to $18 million, with a high correlation between speed and cost. There is a clear connection between the ability to save time through faster transportation and a willingness to pay more for this capability.

	Purchase Price Range ($MM)
Aircraft Type	Low	High
Mid-Sized Jet	$12	$18
Light Jet	$4	$11
Turboprop	$2	$8
Turbine Helicopter	$4	$10
Piston Helicopter	$1	$4
TriFan 600	$6	$8

Achievable market share

It is difficult to compare the TriFan 600 directly to existing aircraft and historical sales levels of similar aircraft because there is no aircraft with the same performance capabilities as the TriFan 600. In order to estimate the number of aircraft we believe we can sell each year, we conducted a market analysis based on the TriFan 600’s performance characteristics relative to existing alternatives.

To conduct the analysis, we identified the likely objections that buyers of a particular type of aircraft would have when considering the purchase of a TriFan 600. We then estimated what percentage of those buyer segments would object to the TriFan 600 because of each of the considerations (i.e., those that would object because it could not seat enough passengers or because it could not fly a long enough distance, etc.). This resulted in a percentage of each buyer segment that would not object to the TriFan 600 relative to aircraft in that class, leaving the expected portion of each market that we could capture.

With the potential share for each market estimated, we then analyzed market forecast data from Teal Group, an industry leading market forecasting company. This data identified the number of units, by type of aircraft, which are expected to be sold over the next several years. Applying the market share of each aircraft type we expect to capture to the number of aircraft expected to be delivered in each category per year, we estimated that we can expect to sell between 85 – 95 aircraft each year. This analysis only considered sales to civilian users, and does not include military or commercial use forecasts.

After completing our internal analysis, our management team, board of directors, aviation marketing companies and other industry participants all reviewed those findings and provided input as to the reasonableness of the company’s conclusion or expectation of selling 85-95 TriFan 600 aircraft each year. Based on the totality of the data and those conversations, we feel that this estimate is achievable. However, for the purpose of creating our business plan, we have assumed a lower more conservative number of annual aircraft deliveries.

Production Plan and Suppliers

XTI intends to use a horizontally integrated manufacturing strategy whereby the company maintains control of all planning, design and final assembly aspects of the process, but outsources the manufacture of the vast majority of components (i.e., fuselage, engines, transmission, avionics, landing gear, etc.). XTI would only seek to design and manufacture a limited number of certain critical components, if any.

We intend to utilize the professional networks of our executive team, gained from decades of experience in the industry, to secure favorable supply agreements with leading manufactures. These suppliers will design and fabricate components to XTI’s design specifications for incorporation into a final product. The majority of these components will be largely off-the-shelf systems used in other aircraft, with only limited customization or design features that are specifically required for the TriFan 600.

Under this plan, the company intends to focus its efforts on the most critical components for our success, while enjoying cost savings from using specialists in areas that are not as critical or customized. This will also allow the company to choose between multiple suppliers, reducing any potential dependence on a small set of suppliers.

Research and Development

The company’s primary activity to date has been to conduct research and development associated with our core vertical takeoff and landing configuration for the TriFan 600. This includes the completion of our preliminary design, computational fluid dynamics, executing our patent and IP strategy, developing additional technical capabilities and analysis, and other R&D activities to determine the feasibility of our financial and technical aspects of our aircraft and program. To date, the company has expended over $2.3 million on engineering, marketing, legal, and a variety of other general and administrative costs.

Employees and Consultants

The company has used and continues to use a number of consultants during our history to limit our operating expenses and allow us to scale as necessary. Currently, the company has four full-time consultants and between 10-20 part-time consultants at any given time. It does not have any full time employees. The company intends to hire a number of employees after the Regulation A offering it is currently conducting (the “Offering”) primarily to support our engineering and development efforts.

Aviation Regulations

In the U.S., civil aviation is regulated by the Federal Aviation Administration (the “FAA”), which controls virtually every aspect of flight from pilot licensing to aircraft design and construction. The FAA requires that every civilian aircraft that flies in the U.S. must carry a valid type certificate and airworthiness certificate issued by the FAA or a foreign civil aviation authority.

The company will seek to obtain approval for the design of the TriFan 600 by obtaining a standard Type Certificate under the Federal Aviation Regulations. The FAA will conduct extensive testing and analysis of the company’s TriFan 600 to determine the safety, stability, reliability and performance of the aircraft and that the aircraft complies with the applicable airworthiness standards for the TriFan 600’s category of airplane. If the TriFan 600 is approved by the FAA, XTI will be issued a type certificate for it.

The FAA also issues standard airworthiness certificates to each aircraft that is manufactured in accordance with an approved design or type certificate. Rather than test each aircraft that is built, the FAA allows manufacturers to prove that their manufacturing process and quality control system produces conforming aircraft each time. Only a company that owns a type certificate is entitled to this authorization, called a production certificate. If the FAA approves of XTI’s manufacturing process, the company will be issued a production certificate and each aircraft manufactured by XTI in accordance with the type certificate will receive an airworthiness certificate.

The process of obtaining a valid type certificate, production certificate and airworthiness certificate for the TriFan 600 will take several years. XTI is not permitted to deliver commercially produced aircraft to civilian customers until obtaining FAA certification, which effectively means that no significant revenue will be generated from civilian aircraft sales to fund operations until that time. Any delay in the certification process will negatively impact the company by requiring additional funds to be spent on the certification process and by delaying the company’s ability to sell aircraft.

In addition to the FAA, operation of the TriFan 600 will be regulated by various state, county and municipal agencies. Specifically, flight of the TriFan 600 will be regulated by the FAA, while the ability to take off and land will be governed by the FAA and various zoning restrictions imposed by non-federal agencies in each location where an owner of the TriFan 600 intends to operate. These restrictions will vary by location and may limit the TriFan 600 to landing in already zoned areas. However, there are currently over 5,000 helipads in the U.S. where helicopters are already allowed to land. So the company expects that the TriFan 600 will also be able to land legally and safely in these locations and at thousands of other paved areas or grassy areas, as long as it’s safe and legal, as well as smaller general aviation airports unavailable to jets. Unlike jet aircraft, the TriFan 600 is not limited by runway length, clear landing approaches, and the sophistication of the electronic landing aids that serve larger general aviation airports. The TriFan 600 is both VTOL (vertical takeoff and landing) capable and STOL (short takeoff and landing capable). It will be able to take off and land from thousands of locations, thereby making the TriFan 600 much more versatile and able to use thousands of privately-owned locations in the U.S. and the world (driveways, lots, job sites, and other paved surfaces) that will not all be limited by local regulations. As a result, the company expects there will be sufficient locations for the TriFan 600 to take off and land.

Intellectual Property

We have sought to protect the intellectual property of the company through the use of patents, copyrights, trademarks, and trade secrets. Protection is supported by patent and copyright laws. Employee and third-party consultants have signed non-disclosure agreements with the company to further protect its proprietary rights. The company is continuing to develop intellectual property, and it intends to aggressively protect its position in key technologies. The company owns several trademarks protecting the company’s name and logo, as well as extensive data, engineering analyses, and other intellectual property.

The company’s patent and patent applications cover various embodiments of a vertical take-off and landing aircraft. In general terms, a “utility patent” protects the way an article is used and works, while a “design patent” protects the way an article looks. The company is seeking broad patent protection in both respects. We have been granted a design patent titled “VTOL aircraft”, also identifiable as publication number D741247. Also, US Patent 9,676,479 was issued on June 13, 2017. This utility patent covers the engineering and mechanical operation of the aircraft.

Furthermore, the company has filed several foreign patent applications where the aircraft will be sold and widely used. Legal counsel also filed a Patent Cooperation Treaty (“PCT”) application that claims priority back to the filing date for the provisional patent application. The PCT currently covers 141 countries that can be designated for protection, including a European and African patent.

David Brody, founder and Chairman of XTI, developed the TriFan 600 configuration and basic performance objectives, filed for the patents. Dr. Dennis Olcott, XTI’s former Senior Vice President for Engineering and Chief Engineer, is co-inventor on certain patent applications. Mr. Brody and Dr. Olcott have assigned all patents, patent applications and other intellectual property to XTI.

Litigation

The company is involved in one law suit, in which Answer Engineering LLC (“Answer”, partly owned by Dr. Olcott) filed a claim against the company in December 2017 alleging breach of contract for XTI’s failure to pay certain invoices. XTI has filed a counter claim against Answer for Answer’s breach of contract for its failure to perform various engineering services. Management believes that XTI will prevail in this dispute and that the case will not have a material adverse effect on the company.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

General Information

The company was incorporated in October 2009. No operations occurred until the fourth quarter of 2012. Since then we have been engaged primarily in developing the design and engineering concepts for the TriFan 600 and seeking funds from investors to fund that development. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced. We completed the conceptual engineering report for the TriFan 600 in April 2014 and completed our business model in December 2014.

Operating Results

We have not yet generated any revenues and do not expect to do so until after receiving FAA certification for the TriFan 600. Such certification may not come until 2022 or later.

In 2017, we received $575,000 for a combination of deposits and convertible notes that represent orders for 58 aircraft under our Aircraft Reservation Deposit Agreement. These funds will not be recorded as revenue until the orders are delivered.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016. Operating expenses for the year ended December 31, 2017 was approximately 693% greater than operating expenses for the year ended December 31, 2016. The principal drivers of the increase in spending came from an increased spending on conceptual design, sales and marketing and stock compensation expense included within general and administrative expenses. For instance, conceptual design costs to advance development of the TriFan 600 were increased from $114,713 to $635,692 (an increase of approximately 454%). Sales and marketing expense increased from $107,858 to $327,546 (an increase of approximately 204%). General and administrative costs were increased from $175,955 to $2,197,250 (an increase of approximately 1,149%). This increase was the result of issuing 2,230,954 options to members of the executive management team as compensation for services and engaging Bye Aerospace as our engineering firm to continue work on our conceptual design. We continue to prioritize our conceptual design costs to reach the next phase of development of the TriFan 600.

Interest expense for this time period increased from $33,058 to $58,247 as we continued to rely on loan financing from related parties (discussed below).

As a result, our net loss for the year ended December 31, 2017 was $3,192,836 as compared to a net loss of $431,584 for the period ended December 31, 2016, an increase of approximately 639%. Our accumulated deficit at December 31, 2017 was $5,301,896.

Liquidity and Capital Resources

December 31, 2017. As of December 31, 2017, we had cash of $436,973 and a working capital deficit of $1,930,694 as compared to cash of $67,326 and a working capital deficit of $1,478,624 at December 31, 2016. Additional current assets include $65,503 held in escrow from the sale of securities under the Regulation A Offering.

For the year ended December 31, 2017, we funded our operations primarily through the sale of Common Stock to investors under Regulation A. These sales accounted for net proceeds of $353,196. We also funded operations through the receipt of $75,710 in additional net borrowings under a revolving line of credit of up to $250,000 entered into between the company and our founder, Mr. Brody as of January 1, 2016. Borrowings under the credit revolver accrue interest at a rate of 3.0% per annum. We also issued $530,000 in convertible notes and sold $125,000 of common stock securities outside of the Regulation A offering.

Included in the current liabilities are convertible notes issued to related parties. Of the $1,281,866 related party note liability, $763,176 is owed to David Brody. The convertible note has a principal amount of $763,176 and accrued interest at a rate of 3.0% per annum. The convertible note has different maturity dates contingent upon the company securing different levels of investment from third parties. Mr. Brody has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the company. The loan with Mr. Brody is included as Exhibit 6.9 to this annual report. The company also received loans from Jeffrey Pino, who has since passed away. The notes have a principal amount of $97,268 and bear interest at a rate of 3.0% per annum. The loans with Mr. Pino are included in Exhibits 6.10 and 6.11 to this annual report. The company also received a loan from Robert Denehy in exchange for a convertible promissory note. The convertible note has a principal amount of $500,000 and bears interest at a rate of 10.0% per annum. The convertible note with Mr. Denehy is included in Exhibit 6.14 to this annual report and is more fully described below in “Interest of Management and Others in Certain Transactions.” The company also received a loan from Saleem Zaheer, a consultant and shareholder of the company, in exchange for a convertible note. The note has a principal amount of $30,000 and bears interest at a rate of 10.0% per annum. The loan with Mr. Zaheer is included in Exhibit 6.15 to this annual report.

Currently, the company requires additional capital to continue operations. If we do not receive funding from private investors or our Regulation A Offering, we anticipate that the company will run out of funding in the third quarter of 2018 based on our current cash balance and burn rate.

Plan of Operations

The company has developed a detailed plan to complete its preliminary design phase, hire key members of its management team, expand sales and marketing efforts and complete detailed design and development work to support the production of both a 60% scale and full scale flying proof of concept aircraft. The 60% scale prototype is currently in production and is expected to complete its first flight before the end of 2018. The full scale aircraft is expected to take approximately 2.0 years to produce and the company will require $25 million in total funding during this period. Once the full scale proof of concept has been completed and demonstrated, the company will seek FAA certification for the TriFan 600 and begin preparations for production and manufacturing of the aircraft. The exact time and cost to secure FAA certification and commence production is not known, but we estimate that it will take 4 to 5 years and require at least $175 million in additional funding after completion of the proof of concept.

Investors will note that the above plan is a significant change from our previously disclosed plan. Our previous plan called for a 6 to 8 year timeline and a total cost of more than $400 million. The new plan requires half of the total funding and can be accomplished in a shorter timeframe. The switch to a hybrid-electric propulsion system has yielded significant savings in the engineering and development that will be required to build and certify the aircraft. This change has also reduced the expected sale price of the aircraft from approximately $12 million to only $6.5 million. The company will still be able to achieve the same profit margins at this lower price. We believe this change in expected sale price will expand the potential market for our aircraft. We believe the combination of the lower total cost of development and the expanded market potential increases the probability of successfully developing, funding and flying the TriFan 600.

With the receipt of sufficient financing, we will continue to focus our resources on four key areas: (i) hiring key members of the management team; (ii) pursuing additional funding; (iii) continuing development of the aircraft; and (iv) expanding sales and marketing to enable the company to take refundable customer deposits. With the $1,008,196 received during 2017 from the sale of Common Stock under Regulation A, common stock directly to investors and the issuance of convertible notes combined with the issuance of options to management and key vendors, we moved forward in each effort in 2017.

In January 2017, the company engaged Bye Aerospace to provide engineering services and support to XTI and replace the company’s previous Senior VP of Engineering who resigned in March 2017.

We will continue our design and development efforts by engaging key supply partners to assist in the creation of both the 60% scale and full scale proof of concept aircraft. These aircraft will help to identify and solve potential challenges in certain critical path systems of the aircraft including the engines, batteries, transmission and fly-by- wire system. Key milestones for this process will include:

Complete and fly the 60% scale proof of concept aircraft

•	Initiate dialogue with vendors of key components of the full scale proof of concept aircraft

•	Commission and complete trade studies

•	Complete preliminary design of critical path systems

•	Complete and fly the aircraft

We will continue to develop an internal and external sales and marketing capability to increase awareness of the aircraft and position the company to continue taking refundable customer deposits and pre-sales orders. This will be accomplished with the following milestones:

•	Continue existing sales and marketing efforts

•	Build and fly a subscale airplane

•	Attend and exhibit at major international trade shows

•	Receive additional refundable, escrowed deposit orders for the TriFan 600

We believe that increasing awareness of the aircraft and demonstrating customer demand through orders will enable the company to raise additional capital in the future more easily. To date, the company has received orders and deposits for 58 aircraft representing almost $380 million of future revenue.

The milestones identified above assume that we are able to raise the full $20 million from this Offering. In that event, the company would expect to accomplish all of the above milestones within the first 24 months. However, we have developed our spending plans in each of these areas to be scalable to the amount of money that we raise in this Offering. As a result, we do not anticipate needing to raise additional funds in the six months after the completion of this Offering. We will need additional capital to complete our development of the proof of concept and beyond as discussed above and are pursuing multiple options for such funding, rather than relying on one source. We believe funding will come from a combination of short-term and long-term sources, including potential industry partners and suppliers.

Despite funding levels below our target, the company was able to accomplish several significant milestones in 2017, including:

•	Completed a significant redesign of our aircraft resulting in:
o	~50% reduction in the total projected cost to fly and certify the aircraft.
o	~50% reduction in the expected sale price for the aircraft, expanding the potential market demand for the TriFan 600
o	Significant reduction in the annual operating costs of flying the aircraft that will make it less expensive to operate than most competing aircraft
•	Attended NBAA’s annual tradeshow to market the TriFan 600 and begin securing orders for the aircraft.
•	Attended additional tradeshows in Kuwait and at the Fort Lauderdale International Boat Show
•	Secured orders for 58 aircraft representing ~$380 million in future revenue.
•	Closed on funding sufficient to develop and fly a 60% subscale proof of concept aircraft. This aircraft is expected to fly before the end of 2018.
•	Initiated dialogue with multiple industry participants and potential vendors for key components

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

XTI has assembled an experienced management team including aviation industry executives and professionals with decades of experience from the largest fixed wing and rotary wing aircraft companies in the world. Charlie Johnson, former president and COO of Cessna Aircraft Company (from 1997-2003), is an outside director of the company. David Brody, founder and former CEO and Chairman of AVX Aircraft Company (from 2005-2013), is Chairman of the Board, president, secretary, and the founder of XTI. Robert LaBelle, former CEO of AgustaWestland North America (from 2013-2017), is CEO and director.

The table below lists our directors and executive officers, their ages as of February 28, 2018 and the date of their first appointment to such positions. Each position is currently held with an indefinite term of office.

Name	Position	Age	Date of First Appointment
Executive Officers

David Brody	Founder, Chairman, President and Secretary	69	October, 2009

Robert J. LaBelle	Chief Executive Officer	62	February, 2017

Andrew Woglom	Chief Financial Officer and Chief Accounting Officer	40	December, 2014

Directors

David Brody	Director	69	October, 2009

Charles Johnson	Director	75	December, 2014

Robert J. LaBelle	Director	62	February, 2017

Paul Willard	Director	48	June, 2017

Robert Denehy	Director	61	October 2017

Executive Officers

David Brody, founder and Chairman of XTI. Mr. Brody has had a life-long passion for aircraft, science and technology. Beginning in 2012, he developed the Tri-Fan configuration and basic performance objectives, organized XTI as a Delaware corporation, and filed for patents. After developing the company’s basic strategic plan, he recruited XTI’s Board members and executive and engineering team. Mr. Brody was also the founder of an advanced technology helicopter company in 2005 (AVX Aircraft Company), and served as Chairman and CEO of AVX, and remains on the AVX board. He has practiced law in Denver with Hogan Lovells US LLP from January 2013 to the present. Prior to that time he was a partner in Patton Boggs, LLP, another international law firm, for 14 years. He has several patents issued in his name for inventions in aircraft technology and other fields, and has written three books, including a national Book-of-the-Month Club best seller on science and technology, “The Science Class You Wish You Had, The Seven Greatest Scientific Discoveries in History and the People Who Made Them” (Putnam Berkeley, New York 1997, 2nd edition, 2013). The company has not yet determined whether, after the company receives financing under this Offering, Mr. Brody will become a full-time or part-time consultant or employee of the company.

Robert J. LaBelle, Chief Executive Officer. Mr. LaBelle joined XTI as its Chief Executive Officer in February 2017 after spending the prior three years as CEO of AgustaWestland North America. Prior to that, Mr. LaBelle served as President of AgustaWestland Tiltrotor Company, the company supporting development of the AW 609 Tiltrotor. He joined AgustaWestland in 2004 after a career in the U.S. Navy where he was program manager for several aircraft, including the E-2 Hawkeye, C-2 Greyhound, F/A-18 Foreign Military Sales, and S-3B Viking.

Andrew Woglom, Chief Financial Officer and Chief Accounting Officer of XTI. Mr. Woglom has diverse experience in investment banking, private equity and operations. From 2009 to 2013, he was Chief Financial Officer for the NEK group of companies (NEK), an international portfolio of businesses spanning aviation, defense contracting, construction, software development start-ups and real estate holdings. He led NEK’s stockholders through a successful exit in 2012. From 2013 to present, Mr. Woglom has worked as a consultant, assisting clients with strategic planning, operational improvements, M&A transactions and capital raising. Prior to NEK, he was a Vice President at Gallagher Industries from 2004 to 2009, a Denver based private equity firm. Before that, from 2000 to 2004, he spent several years in New York in investment banking at both Tri Artisan Partners and at Lehman Brothers. In addition to his role at XTI, he is currently (and has been for the past two years) the principal of Acuity Advisors, LLC, a CFO and advisory services company offering strategic guidance in accounting and finance to clients. After the company receives financing, it is not yet known whether Mr. Woglom will become a full-time or part-time consultant or employee of the company.

Directors

Charles B. Johnson, Director. Mr. Johnson is an aviation executive and pilot with over 40 years of experience. He served as President and COO of Cessna Aircraft Company from 1997 to 2003. He joined Cessna in 1979 as Manager of Production Flight Test and subsequently held positions as the Senior Vice President of Aircraft Completion and Product Support and Executive Vice President of Operations. Prior to joining Cessna, Mr. Johnson served as Chief of Production Flight Test for Gates Learjet. He began his aviation career after completing U.S. Air Force pilot training in 1968 as an F-105 pilot, and accumulated over 1,000 hours of military flight time in the F-105, serving in combat in Southeast Asia. Previously he was chief pilot for Arnold Palmer. In addition to being a board member of XTI since 2014, for the past two years up to the present he has been the President and COO of Aero Electric Aircraft Corporation. He holds Airline Transport and Instructor Pilot Certificates with type ratings in all Cessna Citation models.

Mr. Paul Willard, Director. Paul Willard is a Founding Partner, Partner, and General Partner at Subtraction Capital. Previously, he was a Partner at the firm since October 15, 2013. At Subtraction Capital, he focuses on mentoring across product, engineering and marketing efforts. Mr. Willard serves as an Advisor at Medlert, Inc. Mr. Willard served as the Chief Marketing Officer at Atlassian, Inc. since November 2012. Previously, he served as Chief Marketing Officer at Practice Fusion, Inc. and Vice President of Marketing since April 22, 2011. At Practice Fusion, he managed all user acquisition and marketing initiatives. He served as Vice President of Marketing at Coupons.com. He joined Practice Fusion from Coupons.com, where he grew it to a top 100 website with tens of millions of monthly visitors. Mr. Willard also held senior management position at NextCard. He has extensive experience in building hyper-growth websites and mobile applications for large-scale markets. He began his career as an Aerodynamics Engineer for more than six years at The Boeing Company, acquiring critical skills in data analysis, testing and research. He has more than 20 years of technology experience in product, design and marketing to the Silicon Valley venture capital community. Mr. Willard holds a Bachelor of Science in Aerospace Engineering from Iowa State University, a Masters of Science in Manufacturing Systems Engineering from Stanford University, and an E.M.B.A. from Singularity University.

Robert Denehy, Director. Mr Denehy is the General Manager of Aerogulf Services, a commercial helicopter operator and maintenance facility located in Dubai. Mr. Denehy has been with Aerogulf Services since July 1995. At Aerogulf, Mr. Denehy oversees all engineering and operations for a company that provides support to offshore oil and gas operations in the United Arab Emirates and throughout North Africa. Prior to Aerogulf, Mr. Denehy served as a US Air Force Intelligence Officer.

Significant Employees

The company has four full-time consultants and many part-time consultants. It does not presently have any full time employees. To conduct its operations to date, XTI has engaged several teams of experienced engineering consulting companies and various other contractors with extensive knowledge and experience in the aerospace industry to assist with development and marketing of the TriFan 600 and to assist with FAA certification issues, as well as financing and strategic planning. The company anticipates that it will hire a number of full-time personnel as employees after completion of the Offering.

Compensation of Directors and Executive Officers

The following table sets forth information about the annual compensation of each of our three highest-paid persons who were directors or executive officers during our last completed fiscal year.

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)		Total compensation ($)
David Brody	Chairman	-0-	-0-		-0-
Charlie Johnson	Director	-0-	-0-	*	-0-
Robert LaBelle	Director and CEO	200,000	-0-	†	200,000

* Mr. Johnson received 250,000 options during 2017, exercisable at $1.00 per share, the fair market value of the shares at the time the options were issued.

† Mr. LaBelle received 1,130,954 options during 2017, exercisable at $1.00 per share, the fair market value of the shares at the time the options were issued.

Compensation of Directors

For the fiscal year ended December 31, 2017, we did not provide any cash compensation to any of our directors. We do not compensate our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance. We have no long-term incentive plans. However, such directors have received equity in lieu of compensation for their board service.

Compensation of Mr. LaBelle

Under its consulting agreement with Robert J. LaBelle, the company provided Mr. LaBelle cash compensation of $25,000 per month through December 31, 2017. Mr. LaBelle, has also been granted stock options equal to 3% of the outstanding shares of the company, on a fully-diluted basis. The consulting agreement also includes certain cash and equity bonus provisions tied to the performance of the company and its fundraising activities.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Set forth below is information regarding the beneficial ownership of our common stock, our only outstanding class of capital stock, as of December 31, 2017 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our common stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

	Amount and nature of	Amount and nature of
Name and address of beneficial owner (1)	beneficial ownership (2)	beneficial ownership acquirable	Percent of class (3)
David Brody	25,000,000	-0-	66.8%
Estate of Jeffrey Pino	4,347,826	-0-	11.6%
All directors and officers as a group (6 persons)	27,355,072	-0-	73.1%

(1)	The address of those listed is c/o XTI Aircraft Company, Centennial Airport, 7395 S. Peoria St., Suite 206, Englewood, Colorado 80112.

(2)	Unless otherwise indicated, all shares are owned directly by the beneficial owner.

(3)	Based on 37,445,017 shares outstanding as of December 31, 2017.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

David Brody’s Consulting Agreement and Convertible Note

Mr. Brody’s consulting agreement with the company provides that if and when the company receives $20 million or more in investments from third parties (excluding further investment from Mr. Brody), he will receive compensation totaling $240,000 in recognition of his services as Chairman, President and Secretary performed between January 1, 2014 and December 31, 2015.

In addition, Mr. Brody is the holder of a convertible promissory note from the company (the “Brody Note”) in the principal amount of

$763,176. Under the Brody Note, the note will partially or fully mature and shall be due and payable ten days after the company receives investment from investors (excluding investments from Mr. Brody) in this Offering or other offerings as follows:

•	$250,000 matures once the company receives at least $5.0 million from investors;

•	$250,000 matures once the company receives at least $10.0 million in total from investors; and

•	$263,176 matures once the company receives at least $15.0 million in total from investors.

Mr. Brody has the option to receive repayment under the note in cash or in common stock of the company. If the note is repaid in stock, the stock will be issued using a pre-money valuation of $35.0 million.

We have assumed that Mr. Brody will receive cash payments totaling $1,003,176 if the maximum offering is achieved, representing repayment of the convertible note and payment of the consulting agreement. Mr. Brody will not receive any cash payments for the above agreements unless we raise at least $5 million.

Robert LaBelle’s Consulting Agreement

Mr. LaBelle’s consulting agreement with the company, effective February 1, 2017, provides for certain bonus payments upon the event of the company raising specific amounts of equity and debt financing, along with regular cash compensation. The compensation terms provide for payments of $25,000 per month through December 31, 2018, which is to be supplemented by bonus payments in the following amounts:

•	$150,000 and additional stock options equal to 1% of the then outstanding shares of the company upon raising $3,000,000 by September 30, 2017;

•	$150,000 and additional stock options equal to 1% of the then outstanding shares of the company upon raising $3,000,000 above the previously-raised $3,000,000 by April 30, 2018;

•	$250,000 and additional stock options equal to 1% of the then outstanding shares of the company upon raising $9,000,000 above the previously-raised $6,000,000 by February 28, 2019;

•	$350,000 and additional stock options equal to 2% of the then outstanding shares of the company upon raising $15,000,000 above the previously-raised $15,000,000 by February 28, 2020;

David Brody’s Revolving Credit Promissory Note

As of January 1, 2016, the company entered into a revolving line of credit with Mr. Brody. The line of credit provides that the company may draw up to $250,000 from Mr. Brody with monthly interest charged on any unpaid outstanding balance in the amount of 3.0% per annum. As of December 31, 2017, the balance on the revolving line of credit was $180,063.

Jeff Pino’s Convertible Notes

Mr. Pino’s estate is the holder of two convertible demand promissory notes from the company (the “Pino Notes”) in the principal amount of $47,268 and $50,000, respectively. The Pino Notes do not carry a maturity date, but Mr. Pino’s estate can request repayment of the notes at any time. In addition, Mr. Pino’s estate can elect to have all or any portion of the notes repaid in common stock of the company using the good faith estimated value of the company (as agreed between the company and Mr. Pino’s estate) to determine the number of shares to be issued as repayment.

Consulting Agreement with Acuity Advisors

Mr. Woglom is currently the principal for Acuity Advisors, LLC, a strategy and finance consulting company. The company has engaged Acuity Advisors to provide certain CFO and financial consulting services in support of the company. For the year ended December 31, 2017 and 2016, the Company paid this vendor $29,370 and $8,100, respectively. The Company owed this vendor $46,000 and $48,420 as of December 31, 2017 and December 31, 2016, respectively.

Robert Denehy’s Consulting Agreement and Convertible Note

Mr. Denehy’s consulting agreement with the company, effective October 25, 2017, provides for certain payments upon the event of the company raising equity and debt financing from investors introduced to the company solely by Mr. Denehy. Mr Denehy will receive compensation based upon the amount of financing actually received from investors introduced by him alone of:

•	Cash compensation equal to 2.0% of the cash received by the company
•	Options or shares equal to 2.0% of the cash received by the company. The number of shares will be calculated using the same price per share actually paid by the investor.

In addition, Mr. Denehy is the holder of a convertible promissory note from the company (the “Denehy Note”) in the principal amount of $500,000 and bears an interest rate of 10.0% per annum. Under the Denehy Note, the note will mature and shall be due and payable at the earlier of (i) 60 days after the company flies its 60% scale proof of concept aircraft or (ii) December 31, 2018. Mr Denehy may elect to convert all or a portion of the principal amount of the note into shares of the company at a conversion price of $1.00 per share. The Denehy Note also included warrants for 150,000 shares of common stock with an exercise price of $1.00 per share.

Future Transactions

All future affiliated transactions will be made or entered into on terms that are no less favorable to us than those that can be obtained from an unaffiliated third party. A majority of the independent, disinterested members of our board of directors will approve future affiliated transactions, and we will maintain at least two independent directors on our board of directors to review all material transactions with affiliates.

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2017 AND DECEMBER 31, 2016

The balance sheets of XTI Aircraft Company for the fiscal years ended December 31, 2017 and December 31, 2016, and the statements of operations, changes in stockholders' deficit, and cash flows of XTI Aircraft Company for each such period have been included in this Annual Report with the Independent Auditor's Report of EKS&H LLLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

XTI Aircraft Company

Financial Statements

and

Independent Auditors’ Report

December 31, 2017 and 2016

xti aircraft company

INDEPENDENT AUDITORS' REPORT

To the Stockholders

XTI Aircraft Company

Englewood, Colorado

We have audited the accompanying financial statements of XTI Aircraft Company, which are comprised of the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

To the Stockholders

XTI Aircraft Company

Page Two

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XTI Aircraft Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

EMPHASIS OF OTHER MATTERS

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ EKS&H LLLP

April 27, 2018

Denver, Colorado

xti aircraft company

Balance Sheets

	December 31,
	2017	2016
Assets

Current assets
Cash	$436,973	$67,326
Deposits	-	67,560
Escrow – FundAmerica	65,503	59,274
Prepaids	-	18,293
Total current assets	502,476	212,453

Non-current assets
Patent, net	91,940	76,745
Trademarks	7,518	7,518
Total non-current assets	99,458	84,263

Total assets	$601,934	$296,716

Liabilities and Stockholders’ Deficit

Current liabilities
Accounts payable	$139,684	$71,212
Accounts payable - related party	527,809	480,781
Accrued interest	77,944	37,843
Customer deposits	75,000	-
Convertible notes - related party, net	1,281,866	860,444
Revolving line-of-credit - related party	180,063	104,353
Warrant liability	150,804	136,444
Total current liabilities	2,433,170	1,691,077

Commitments and contingencies

Stockholders’ deficit
Common stock, $0.001 par value, 100,000,000 shares authorized at December 31, 2017 and 2016, and 37,455,017 and 36,428,839 shares issued and outstanding, respectively	37,445	36,429
Additional paid-in capital - contribution from stockholders	3,433,215	678,270
Accumulated deficit	(5,301,896)	(2,109,060)
Total stockholders’ deficit	(1,831,236)	(1,394,361)

Total liabilities and stockholders’ deficit	$601,934	$296,716

See notes to financial statements.

xti aircraft company

Statements of Operations

	For the Years Ended
	December 31,
	2017	2016

Operating expenses
Conceptual design	$635,692	$114,713
Sales and marketing	327,546	107,858
General and administrative	2,197,250	175,955
Total operating expenses	3,160,488	398,526

Operating loss	(3,160,488)	(398,526)

Other income (expense)
Decrease in value of warrant	25,899	-
Interest expense	(58,247)	(33,058)
Total other expense	(32,348)	(33,058)

Net loss	$(3,192,836)	$(431,584)

See notes to financial statements.

xti aircraft company

Statements of Changes in Stockholders’ Deficit

For the Years Ended December 31, 2017 and 2016

	Common Stock		Additional	Accumulated
	Shares	Amount	Paid-In Capital	Deficit	Total

Balance at December 31, 2015	35,869,565	$35,870	$350,347	$(1,677,476)	$(1,291,259)

Shares sold through Reg A Offering, net	559,274	559	327,923	-	328,482

Net loss	-	-	-	(431,584)	(431,584)

Balance at December 31, 2016	36,428,839	36,429	678,270	(2,109,060)	(1,394,361)

Shares sold through Reg A Offering, net	378,178	378	312,559	-	312,937

Issuance of common stock for compensation	513,000	513	512,487	-	513,000

Issuance of common stock	125,000	125	124,875	-	125,000

Stock-based compensation – stock options	-	-	1,678,301	-	1,678,301

Warrants issued with convertible debt	-	-	126,723	-	126,723

Net loss	-	-	-	(3,192,836)	(3,192,836)

Balance at December 31, 2017	37,445,017	$37,445	$3,433,215	$(5,301,896)	$(1,831,236)

See notes to financial statements.

xti aircraft company

Statements of Cash Flows

	For the Years Ended
	December 31,
	2017	2016

Cash flows from operating activities
Net loss	$(3,192,836)	$(431,584)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization of intangible assets	4,805	2,367
Accretion of debt discount to interest expense	18,145	-
Change in fair value of warrant liability	(25,899)	-
Stock issuance for compensation	513,000	-
Stock compensation expense	1,678,301	-
Changes in operating assets and liabilities
Deposits	67,560	-
Patent	(20,000)	(18,242)
Prepaids	18,293	(18,293)
Trademarks	-	(462)
Accounts payable	68,472	24,882
Accounts payable - related party	47,028	(30,847)
Customer deposits	75,000	-
Accrued interest	40,101	29,500
	2,484,806	(11,095)
Net cash used in operating activities	(708,030)	(442,679)

Cash flows from financing activities
Proceeds from convertible notes	530,000	-
Proceeds from Reg A offering, net	353,196	464,926
Proceeds held in escrow	(6,229)	(59,274)
Borrowings on revolving line-of-credit	101,533	181,000
Payments on revolving line-of-credit	(25,823)	(76,647)
Proceeds from issuance of common stock	125,000	-
Net cash provided by financing activities	1,077,677	510,005

Net increase in cash	369,647	67,326

Cash - beginning of year	67,326	-

Cash - end of year	$436,973	$67,326

Supplemental disclosure of non-cash activity:

No cash for interest was paid during the years ended December 31, 2017 and 2016.

See notes to financial statements.

xti aircraft company

Notes to Financial Statements

Note 1 - Description of Business and Significant Accounting Policies

XTI Aircraft Company (the “Company,” “XTI,” or “we”) is a privately owned aviation business incorporated in Delaware in 2009 to develop vertical takeoff airplanes. XTI is an early-stage aircraft manufacturer that is creating a revolutionary solution for the business aviation industry. Once developed, this vertical takeoff airplane, the TriFan, will offer point-to-point travel to reduce total travel time by decreasing time spent driving to and from an airport before enjoying the benefits of a private jet.

Since inception, the Company has been engaged primarily in developing the design and engineering concepts for the TriFan and seeking funds from investors to fund that development. The Company is considered to be a development stage company since substantially all of the Company’s efforts to establishing the intended business and planned principal operations have not commenced.

Management’s Plans

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. As of December 31, 2017, the Company has cash totaling $436,973, current liabilities totaling $2,433,170, and inception-to-date losses totaling $5,301,896, raising significant doubt about the Company’s ability to continue as a going concern.

In order for the Company to continue as a going concern, management’s plan is to expand its financing plans to include potential additional closings under proposed Regulations A+, as set forth in regulations proposed by the Securities and Exchange Commission. Nonetheless, to date the Company has not accomplished a financing of the size needed to put the Company on a stable operating basis. There can be no assurance that the Company will be able to secure additional debt or equity financing, will be able to obtain positive cash flow operations, or that, if the Company is successful in any of those actions, those actions will produce adequate cash flow to enable the Company to meet future obligations. If the Company is unable to obtain additional debt or equity financing, operations may need to be reduced or ceased. The inability or failure to secure adequate debt or equity financing could adversely affect the Company’s business, financial condition, and results of operations.

Cash

The Company holds cash in checking accounts. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it holds cash.

xti aircraft company

Notes to Financial Statements

Note 1 - Description of Business and Significant Accounting Policies (continued)

Intangible Assets

Intangible assets are recorded at historical cost. These assets are related to legal costs incurred in pursuing patents and trademarks to protect the Company’s intellectual property. If the Company determines it will abandon these efforts, or if the United States Patent and Trademark Office indicates the patents or trademarks will not be accepted, all capitalized cost would be expensed immediately. The Company amortizes patents over a 15-year life once awarded. As of December 31, 2017 and 2016, costs totaling $99,112 and $35,505 associated with patents had been awarded, respectively. Amortization expense of $4,805 and $2,367 has been recorded for the years ended December 31, 2017 and 2016, respectively. The Company currently has no costs associated with pending patents and trademarks.

Conceptual Design Costs

Conceptual design costs, also referred to as research and development costs, of the Company are expensed as incurred. These costs relate to the design and creation of the TriFan. For the years ended December 31, 2017 and 2016, the Company incurred conceptual design cost expenses of $635,692 and $114,713, respectively.

Advertising and Promotion

The cost of advertising and promotion is expensed as incurred. For the years ended December 31, 2017 and 2016, the Company incurred advertising and promotion expenses of $327,546 and $107,858, respectively. As of December 31, 2017 and 2016, the Company had no accrued advertising expense recorded as liabilities in the accompanying balance sheets.

Income Taxes

The Company converted from an S corporation for tax purposes to a C corporation effective September 26, 2016. The Company follows guidance for income taxes and uncertain tax positions. Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. Tax positions meeting the more-likely-than-not recognition threshold are measured in accordance with accounting guidance. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. No provision for income taxes was provided for the period from January 1, 2015 through September 25, 2016, as the stockholders of the Company were taxed on their proportionate share of the Company's income.

Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. However, no interest or penalties have been assessed as of December 31, 2017.

xti aircraft company

Notes to Financial Statements

Note 1 - Description of Business and Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Long-Lived Assets

Long-lived assets principally include intangible assets. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

An impairment is measured by comparing expected future cash flows (undiscounted and before interest) to the carrying value of the assets. If impairment exists, the amount of impairment is measured as the difference between the net book value of the assets and their estimated fair value. The Company believes that no impairment of any long-lived assets existed at December 31, 2017 and 2016.

Note 2 - Revolving Line-of-Credit – Related Party

On January 1, 2016, the Company entered into a revolving line-of-credit with a stockholder of the Company, which allowed the Company to borrow up to $250,000. Under terms of the agreement, balances drawn on the revolving line-of-credit bear interest of 3% annually. The revolving line-of-credit has a maturity date of January 1, 2018 and through the date the financials were available to be issued has not been repaid by the Company. Effective January 1, 2018 the interest rate per terms of the agreement increases to 10% per annum. As of December 31, 2017 and 2016, the balance on the revolving line-of-credit was $180,063 and $104,353, respectively.

Note 3 - Convertible Notes – Related Party

In August 2015, the Company entered into a convertible note agreement with a stockholder. The convertible note has a principal amount of $763,176 and accrues interest at a rate of 3% per annum, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10% per annum. The convertible note matures upon the Company securing different levels of investment from third parties as follows:

•	$250,000 matures once the Company receives at least $5.0 million in total from investors;
•	$250,000 matures once the Company receives at least $10.0 million in total from investors; and
•	$263,176 matures once the Company receives at least $15.0 million in total from investors.

xti aircraft company

Notes to Financial Statements

Note 3 - Convertible Notes – Related Party (continued)

The stockholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company. The terms of the conversion state that the shares to be issued to the stockholder upon a conversion shall be equal to the value of shares based on a $35 million pre-money valuation of the Company. The conversion may occur at any time on or before the third maturity date noted above. The stockholder, at his option, may cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of the Company. As of December 31, 2017 and 2016, the outstanding balance was $763,176.

During 2015, the Company entered into a convertible note with a consultant and Board member of the Company. The note has a principal amount of $97,268 and bears interest at a rate of 3.0% per annum. The holder of this note may demand repayment of the note at any time and has the option to receive repayment of the note in either cash or in shares of common stock of the Company based on the fair market value of the Company’s common stock on the date of the conversion. As of December 31, 2017 and 2016, the outstanding balance was $97,268.

During 2017, the Company entered into a convertible note with a consultant and Board member of the Company. The note has a principal amount of $500,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before the maturity date noted below.

The convertible note matures upon the earlier of:

•	60 days after the Company flies its first prototype of the TriFan 600; or
•	December 31, 2018

During 2017, the Company entered into a convertible note with a consultant and stockholder of the Company. The note has a principal amount of $30,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before the maturity date noted below.

The convertible note matures upon the earlier of:

•	60 days after the Company flies its first prototype of the TriFan 600; or
•	December 31, 2018

xti aircraft company

Notes to Financial Statements

Note 4 - Stockholders’ Equity

On September 23, 2016, the Company completed an initial close under its Reg A filing. The Company sold 559,274 shares of common stock at a value of $1.00 per share for gross proceeds of $559,274 to 243 different individual investors. As of December 31, 2016, proceeds of $59,274 were held in escrow and recorded as an asset on the balance sheet. Offering costs totaling $94,348 have been netted against the gross proceeds.

In conjunction with the initial close under its Reg A filing the Company issued 138,667 warrants to a service provider to purchase common stock with an exercise price of $0.30 per warrant. The warrants are exercisable for a period of 10 years. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $136,444, with the remaining $328,482 net proceeds from the Reg A filing allocated to equity. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash. See Note 6 for discussion of fair value.

During 2017, the Company completed additional closings under its Reg A Filing and sold 378,678 shares of common stock at a value of $1.00 per share for gross proceeds of $378,678 to 452 different individual investors. As of December 31, 2017, proceeds of $65,503 were held in escrow and recorded as an asset on the balance sheet. Offering costs totaling $25,482 have been netted against the gross proceeds received during 2017.

The Company issued 50,500 additional warrants to the same service provider during 2017. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $40,259, with the remaining $312,937 net proceeds from the Reg A filing allocated to equity. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash. See Note 6 for discussion of fair value.

Stock Option Plan

During 2017 the Company adopted the 2017 Employee and Consultant Stock Ownership Plan (“2017 Plan”). The Company may issue awards up to a maximum of 6,000,000 common shares in the form of restricted stock units and stock options to employees, directors, and consultants.

On October 21, 2017 the Company issued 2,230,954 stock options to employees and consultants. Each option was fully vested on the date of grant with an exercise price of $1.00 and expire 10 years from the date of grant. The Company valued the stock options using the Black-Scholes model with the following assumptions: stock price - $1.00; exercise price - $1.00; expected term - 5 years; volatility - 100.6%; risk free yield - 2.03%; dividend rate - 0%. The grant date fair value for the options was $1,678,301 which was recorded as stock based compensation for the year ended December 31, 2017.

xti aircraft company

Notes to Financial Statements

Note 5 - Warrants

The following table summarizes the status of the Company’s common stock warrants at December 31, 2017 and December 31, 2016 and changes during the years then ended:

Common Stock Warrants	Number of Underlying Shares	Weighted Average Exercise Price per Share
Outstanding – December 31, 2015	0	$-
Granted	138,667	$1.00
Outstanding – December 31, 2016	138,667	$1.00
Granted	209,500	$1.00
Outstanding – December 31, 2017	348,167	$1.00

In conjunction with the 2017 convertible notes – related party (Note 3) the Company issued warrants for the purchase of a total of 159,000 shares of common stock at an exercise price of $1. The warrants are exercisable upon the date of grant through the contractual term of 10 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the grant-date fair value of the warrants was $126,723 which has been recorded as a debt discount and additional paid-in-capital. The debt discount is being accreted to interest expense through the maturity date of December 31, 2018 or 60 days after the Company flies its first prototype of the TriFan 600. For the year ended December 31, 2017 the Company accreted $18,145 of the debt discount to interest expense.

Note 6 - Related Party Transactions

See Notes 2 and 3 for disclosure of related party revolving line-of-credit and convertible notes.

The Company conducts business with a vendor that is owned by one of the Company’s officers and stockholders and currently provides the Company with consulting CFO work. For the years ended December 31, 2017 and 2016, the Company paid this vendor $29,370 and $8,100, respectively. The Company owed this vendor $46,000 and $48,420 as of December 31, 2017 and 2016, respectively.

The Company engages a stockholder’s firm as a consultant for legal work. For the years ended December 31, 2017 and 2016, the Company paid this vendor $1,000 and $111,500, respectively. The Company owed this vendor $270,146 and $271,146 as of December 31, 2017 and 2016, respectively.

xti aircraft company

Notes to Financial Statements

Note 7 - Fair Value Measurements

Financial assets and liabilities and nonfinancial assets and liabilities are measured at fair value on a recurring (annual) basis under a framework of a fair value hierarchy which prioritizes the inputs into valuation techniques used to measure fair value into three broad levels.  This hierarchy gives the highest priority to quoted prices (unadjusted) in active markets and the lowest priority to unobservable inputs.  Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement.  The three levels of the fair value hierarchy are as follows:

Level 1:  Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2:  Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

Level 3:  Unobservable inputs due to the fact that there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

Recurring Fair Value Measurements

The following table summarizes the Company’s financial assets and liabilities measured on a recurring basis at fair value at December 31, 2017 by respective level of the fair value hierarchy:

	Level 1	Level 2	Level 3	Total

At December 31, 2017
Liabilities
Warrant liability	$-	$150,804	$-	$150,804
	$-	$150,804	$-	$150,804

	Level 1	Level 2	Level 3	Total

At December 31, 2016
Liabilities
Warrant liability	$-	$136,444	$-	$136,444
	$-	$136,444	$-	$136,444

xti aircraft company

Notes to Financial Statements

Note 7 - Fair Value Measurements (continued)

There were no financial assets and liabilities measured on a non-recurring basis as of December 31, 2017 or December 31, 2016.

The warrants were valued at the time of grant using the Black-Scholes model. Key assumptions include a 10 year term, volatility of 133.7%, and no expected dividends.

Note 8 - Commitments and Contingencies

Consulting Agreements

On August 1, 2015, the Company entered into an agreement with a third-party consultant for services relating to the possible Regulation A+ offering (the “Offering”). This agreement was amended and revised on December 5, 2016 and provided for a one-time cash payment to the consultant of $40,000 related to service provided in connection with the Offering.

On July 8, 2015, the Company entered into an agreement with a third-party consultant for services relating to operating a web-based platform for prospective investors. The compensation is an administrative fee equal to $50 per investor. The agreement had an original effective date until July 8, 2016 and was subsequently extended to August 31, 2017 and later extended again to December 31, 2018. For the years ended December 31, 2017 and 2016, the Company paid this consultant $11,450 and $42,500, respectively. No amounts were owed as of December 31, 2017 and 2016 to this consultant.

During 2015, the Company engaged a broker-dealer consultant to perform administrative functions in connection with the 1-A Offering in addition to acting as the escrow agent. Compensation for this consultant is $2 per domestic investor for the anti-money-laundering check and a fee equal to 1.0% of the gross proceeds from the sale of the shares offered. If the Company elects to terminate the 1-A Offering prior to its completion, the Company has agreed to reimburse the consultant for its out-of-pocket expenses incurred in connection with the services provided under the agreement. Additionally, the Company will pay $225 for account set-up and $25 per month for so long as the 1-A Offering is being conducted, but in no event longer than two years ($600 in total fees), and up to $15 per investor for processing incoming funds. The Company will pay an affiliated company of the consultant, a technology service provider, $4 for each subscription agreement executed via electronic signature. The agreement originally terminated on January 21, 2017 but was amended to include a new termination date of December 31, 2018.

During 2016, the Company engaged a broker-dealer to perform certain fundraising efforts targeting investors outside of the Offering. The Company agreed to pay the consultant a retainer of $20,000. All subsequent payments would be based on a percentage of money actually raised by this consultant. To date, the consultant has not raised any funding for the Company.

xti aircraft company

Notes to Financial Statements

Note 8 - Commitments and Contingencies (continued)

Litigation

On January 11, 2018, a lawsuit was filed against the Company seeking to recover more than $222,000 in fees for alleged breach of contract related to engineering work performed by the plaintiff, a related party. On March 6, 2018, the Company filed counterclaims seeking more than $100,000 for breach of contract and breach of fiduciary duty for failure to perform engineering work the plaintiff agreed to perform and refusal to return intellectual property and work product to the Company. The Company has included in accounts payable – related party $141,000 in engineering services related to this case. The Company is unable to determine the likelihood of the final outcome of this lawsuit and therefore has not recorded any additional accruals in excess of the amounts included in accounts payable – related party.

In the event that a court ultimately determines that the Company breached their contract with the plaintiff, the Company may be subject to damages. As of the date the financial statements were available to be issued, the Company cannot predict with any degree of certainty the outcome of the suit or determine the extent of any potential liability or damages.

Note 9 - Income Taxes

The income tax provision from operations consists of the following:

	December 31,
	2017	2016

Current
Federal	$-	$-
State	-	-
	-	-
Deferred
Federal	$(550,157)	$296,984
State	(121,668)	25,929
Valuation allowance	671,825	(322,913)
	-	-

xti aircraft company

Notes to Financial Statements

Note 9 - Income Taxes (continued)

A reconciliation between the expected federal income tax rate and the actual tax rate is as follows:

	December 31,
	2017	2016

Computed income taxes at 21% and 34%	$(1,117,493)	$(151,054)

Increase in income taxes resulting from:
State and local income taxes, net of federal impact	(97,701)	(13,188)
Change in valuation allowance	671,825	322,913
Change in tax rate	540,467	-
Deferred tax assets at date of conversion to C corporation	-	(226,152)
S corporation loss prior to conversion	-	66,283
Non-deductibles and other	2,901	1,198
Provision for income taxes	-	-

A summary of deferred tax assets and liabilities are as follows:

	December 31,
	2017	2016

Deferred tax assets
Accrued expenses	$220,819	$220,780
Patents	-	23,633
Stock compensation	427,493	-
Loss carryforwards	346,308	78,500
Total deferred tax assets	994,621	322,913
Valuation allowance	(994,621)	(322,913)
Net deferred tax assets	-	-

At December 31, 2017 and 2016, the Company has federal net operating loss carryforwards of approximately $1,404,000 and $206,000, respectively, for income tax purposes that begin to expire starting in 2037.

There are no significant matters determined to be unrecognized tax benefits taken or expected to be taken in a tax return, in accordance with ASC 740 “Income Taxes”, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements and have been recorded on the Company’s financial statements for the year ended December 31, 2017 and 2016. The Company does not anticipate a material change to unrecognized tax benefits in the next twelve months.

xti aircraft company

Notes to Financial Statements

Note 10 - Subsequent Events

The Company has evaluated all subsequent events through the auditors’ report date, which is the date the financial statements were available for issuance. There were no subsequent events that required recognition or disclosure in the financial statements, except for the litigation matter disclosed in Note 7.

INDEX TO EXHIBITS

Exhibit 2.1	Certificate of Incorporation (AVX Aircraft Technologies, Inc.) — September 29, 2009 (1)
Exhibit 2.2	Certificate of Amendment to the Certificate of Incorporation (AVX Aircraft Technologies, Inc.) (2)
Exhibit 2.3	Bylaws of AVX Aircraft Technologies, Inc. — September 30, 2009 (3)
Exhibit 2.4	Certificate of Validation and Certificate of Amendment — November 10, 2015 (4)
Exhibit 4	Form of Subscription Agreement (5)
Exhibit 6.1	Consulting Agreement with David E. Brody — October 1, 2015 (6)
Exhibit 6.2	Consulting Agreement with Answer Engineering, LLP — May 1, 2014 (7)
Exhibit 6.3	Director Services Agreement with Jeff Pino — January 1, 2015 (8)
Exhibit 6.4	Consulting Agreement with Dennis Olcott — January 1, 2015 (9)
Exhibit 6.5	Consulting Agreement with Charles Johnson — January 1, 2015 (10)
Exhibit 6.6	Consulting Agreement with David A. Bovino — August 1, 2015 (11)
Exhibit 6.7	Agreement with Acuity Advisors (12)
Exhibit 6.9	Unsecured Convertible Promissory Note with David Brody — August 31, 2015 (13)
Exhibit 6.10	Promissory Note with Jeffrey Pino — September 30, 2015 (14)
Exhibit 6.11	Promissory Note with Jeffrey Pino — December 11, 2015 (15)
Exhibit 6.12	Consulting Agreement with Robert LaBelle – February 1, 2017 (16)
Exhibit 6.13	Revolving Credit Promissory Note with David E. Brody – January 1, 2016 (17)
Exhibit 6.14	Convertible Promissory Note with Robert Denehy – October 25, 2017 (18)
Exhibit 6.15	Convertible Promissory Note with Saleem Zaheer – October 30, 2017 (19)
Exhibit 7	Assignment and Assumption Agreement — July 30, 2013 (20)

(1) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-1.htm.

(2) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-2.htm.

(3) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-4.htm.

(4) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-3.htm.

(5) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit4.htm.

(6) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-1.htm

(7) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-2.htm.

(8) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-3.htm.

(9) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-4.htm.

(10) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-5.htm.

(11) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-6.htm.

(12) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-7.htm.

(13) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-9.htm.

(14) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-10.htm.

(15) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460016000066/exhibit611.htm.

(16) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460017000075/exhibit6-12.htm.

(17) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460017000075/exhibit6-13.htm.

(18) Included as an exhibit with this Form 1-K.

(19) Included as an exhibit with this Form 1-K.

(20) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit7.htm.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTI Aircraft Company

By David E. Brody,

Signature:	/s/ David E. Brody
Chairman of the Board

Date: April 30, 2018

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ David E. Brody
David E. Brody, President and Chairman
Date: April 30, 2018

/s/ Robert J. LaBelle
Robert J. LaBelle, CEO and Director
Date: April 30, 2018

/s/ Andrew Woglom
Andrew Woglom, Chief Financial Officer and Chief Accounting Officer
Date: April 30, 2018

/s/ Paul Willard
Paul Willard, Director
Date: April 30, 2018